File No. 811-[           ]

United States

Securities and Exchange Commission

WASHINGTON, D.C. 20549

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: FTP Series

Address of Principal Business Office (No. & Street, City, State, Zip Code): 120 East Liberty Drive, Wheaton, Illinois 60187

Telephone Number (including area code): 800–621–1675

Name and address of agent for service of process:

Copy to:

JAMES A. BOWEN	ERIC F. FESS
c/o First Trust Portfolios L.P.	c/o Chapman and Cutler LLP
120 East Liberty Drive	320 South Canal Street
Suite 400	27th Floor
Wheaton, Illinois 60187	Chicago, Illinois 60606

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒  NO ☐

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Wheaton, and State of Illinois on the 24th of November, 2025.

FTP SERIES

By: FIST TRUST PORTFOLIOS L.P., as Depositor

			By:	/s/ Andy Roggensack
			Name:	Andy Roggensack
			Title:	President

Attest:	/s/ W. Scott Jardine
	Name:	W. Scott Jardine
	Title:	Secretary